FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2004


                                  UNILEVER PLC
                 (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: March 10, 2004

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            10 March 2004 Director Shareholding

Exhibit 99

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)   Name of company

     UNILEVER PLC

2)   Name of director

     MR N W A FITZGERALD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     NO

6)   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     MONTHLY PURCHASE OF UNILEVER PLC SHARES UNDER THE SHARE INCENTIVE PLAN ("SHAREBUY")

7)   Number of shares/amount of stock acquired

     22

8)   Percentage of issued class

     NEGLIGIBLE

9)   Number of shares/amount of stock disposed

     N/A

10)  Percentage of issued class

     N/A

11)  Class of security

     ORDINARY 1.4P SHARES

12)  Price per share

     556.75P

13)  Date of transaction

     08 March 2004

14)  Date company informed

     09 March 2004

15)  Total holding following this notification

     436,006

16)  Total percentage holding of issued class following this notification

     0.015%

If a director has been granted options by the company please complete the following boxes

17)  Date of grant

     N/A

18)  Period during which or date on which exercisable

     N/A

19)  Total amount paid (if any) for grant of the option

     N/A

20)  Description of shares or debentures involved: class, number

     N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22) Total number of shares or debentures over which options held following this notification

     N/A

23)  Any additional information

     N/A

24)  Name of contact and telephone number for queries

     JOANNE MCDONALD 020 7822 5860

25) Name and signature of authorised company official responsible for making this notification

     ALISON DILLON, DEPUTY SECRETARY

Date of Notification

10 March 2004


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)   Name of company

     UNILEVER PLC

2)   Name of director

     MR K B DADISETH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     NO

6)   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     MONTHLY PURCHASE OF UNILEVER PLC SHARES UNDER THE SHARE INCENTIVE PLAN ("SHAREBUY")

7)   Number of shares/amount of stock acquired

     22

8)   Percentage of issued class

     NEGLIGIBLE

9)   Number of shares/amount of stock disposed

     N/A

10)  Percentage of issued class

     N/A

11)  Class of security

     ORDINARY 1.4P SHARES

12)  Price per share

     556.75P

13)  Date of transaction

     08 March 2004

14)  Date company informed

     09 March 2004

15)  Total holding following this notification

     56,092

16)  Total percentage holding of issued class following this notification

     0.002%

If a director has been granted options by the company please complete the following boxes

17)  Date of grant

     N/A

18)  Period during which or date on which exercisable

     N/A

19)  Total amount paid (if any) for grant of the option

     N/A

20)  Description of shares or debentures involved: class, number

     N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22) Total number of shares or debentures over which options held following this notification

     N/A

23)  Any additional information

     N/A

24)  Name of contact and telephone number for queries

     JOANNE MCDONALD 020 7822 5860

25) Name and signature of authorised company official responsible for making this notification

     ALISON DILLON, DEPUTY SECRETARY

Date of Notification

10 March 2004


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)   Name of company

     UNILEVER PLC

2)   Name of director

     MR R H P MARKHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     NO

6)   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     MONTHLY PURCHASE OF UNILEVER PLC SHARES UNDER THE SHARE INCENTIVE PLAN ("SHAREBUY")

7)   Number of shares/amount of stock acquired

     22

8)   Percentage of issued class

     NEGLIGIBLE

9)   Number of shares/amount of stock disposed

     N/A

10)  Percentage of issued class

     N/A

11)  Class of security

     ORDINARY 1.4P SHARES

12)  Price per share

     556.75P


13) Date of transaction

     08 March 2004

14)  Date company informed

     09 March 2004

15)  Total holding following this notification

     95,952

16)  Total percentage holding of issued class following this notification

     0.003%

If a director has been granted options by the company please complete the following boxes

17)  Date of grant

     N/A

18)  Period during which or date on which exercisable

     N/A

19)  Total amount paid (if any) for grant of the option

     N/A

20)  Description of shares or debentures involved: class, number

     N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22) Total number of shares or debentures over which options held following this notification

     N/A

23)  Any additional information

     N/A

24)  Name of contact and telephone number for queries

     JOANNE MCDONALD 020 7822 5860

25) Name and signature of authorised company official responsible for making this notification

     ALISON DILLON, DEPUTY SECRETARY

Date of Notification

10 March 2004